FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         STMicroelectronics Management's Discussion and Analysis for the second quarter of 2000.

                                             STMicroelectronics N.V.
                                  CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
                                 (in millions of dollars, except per share data)

                                                           Three Months Ended                   Six Months Ended
                                                     July 1, 2000(1)    July 3, 1999    July 1, 2000(1)    July 3, 1999
                                                     ---------------    ------------    ---------------    ------------
Net sales ....................................       $  1,868.5         $  1,182.4      $  3,562.2         $  2,286.0

Other revenues ...............................              8.8                8.2            17.3               17.9
                                                     ----------         ----------      ----------         ----------

       Net revenues ..........................          1,877.3            1,190.6         3,579.5            2,303.9

Cost of sales(2) .............................         (1,001.6)            (719.9)       (1,986.7)          (1,405.3)
                                                     ----------         ----------      ----------         ----------

       Gross profit(2) .......................            875.7              470.7         1,592.8              898.6

Selling, general and administrative ..........           (177.1)            (130.3)         (336.6)            (249.4)

Research and development(3) ..................           (245.1)            (202.8)         (480.2)            (396.4)

Other income and expenses(3) .................            (37.7)              14.9           (68.2)              31.1
                                                     ----------         ----------      ----------         ----------

Total operating expenses .....................           (459.9)            (318.2)         (885.0)            (614.7)

       Operating income ......................            415.8              152.5           707.8              283.9

Net interest income (expense) ................             14.0                6.0            30.4                9.7
                                                     ----------         ----------      ----------         ----------
       Income before income taxes
       and minority interests ................            429.8              158.5           738.2              293.6

Income tax expense ...........................            (92.7)             (35.4)         (162.1)             (65.3)
                                                     ----------         ----------      ----------         ----------

       Income before minority interests ......            337.1              123.1           576.1              228.3

Minority interests(4) ........................             (0.6)              (0.6)           (1.2)              (0.7)
                                                     ----------         ----------      ----------         ----------

       Net income ............................       $    336.5         $    122.5      $    574.9         $    227.6
                                                     ===========        ===========     ===========        ===========

       Earnings per share (basic)(5) .........       $      0.38        $      0.14     $      0.65        $      0.27
                                                     ===========        ===========     ===========        ===========

       Earnings per share (diluted)(5) .......       $      0.37        $      0.14     $      0.63        $      0.26
                                                     ===========        ===========     ===========        ===========

       Number of weighted average shares
       used in calculating diluted
       earnings per share ....................            934.5              890.6           934.0              889.4

----------------------

(1) Results of operations for interim periods are not necessarily indicative of results to be expected for the full year.

(2) Cost of sales is net of certain funds received through government agencies for industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included therein.

(3) Other income and expenses include, among other things, funds received through government agencies for research and development expenses, and the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and goodwill amortization. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.

(4) In 1994, the Company created a joint venture with a subsidiary of the Shenzhen Electronics Group ("SEG"). The Company owns a 60% interest in the joint venture, with a subsidiary of SEG owning the remaining 40%. Minority interests also include other minor investments made by the Company.

(5) All share information has been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split effected in May 2000. See
     Note 4 to the Interim Consolidated Financial Statements.

                                      STMicroelectronics N.V.
                                    CONSOLIDATED BALANCE SHEETS
                                      (in millions of dollars)

                                                          As at July 1, 2000    As at December 31, 1999
                                                          ------------------    -----------------------
                                                             (unaudited)              (audited)
ASSETS
Current assets:

Cash and cash equivalents..............................      $  380.1                 $ 1,823.1
Marketable securities..................................         826.0                       ---
Trade accounts and notes receivable....................       1,261.4                     913.3
Inventories............................................         653.5                     619.4
Other receivables and current assets...................         526.8                     435.8
                                                             --------                 ---------
        Total current assets...........................       3,647.8                   3,791.6

Intangible assets, net.................................         176.6                     179.9
Property, plant and equipment, net.....................       4,877.7                   3,873.0
Investments and other non-current assets...............          94.3                      85.8
                                                             --------                 ---------
                                                              5,148.6                   4,138.7
                                                             --------                 ---------
        Total assets...................................      $8,796.4                 $ 7,930.3
                                                             ========                 =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

Bank overdrafts........................................      $   58.6                 $    26.5
Current portion of long-term debt......................         101.0                      96.7
Trade accounts and notes payable.......................       1,249.3                     998.9
Other payables and accrued liabilities.................         433.0                     381.8
Accrued and deferred income tax........................         256.9                     189.3
                                                             --------                 ---------
        Total current liabilities......................       2,098.8                   1,693.2

Long-term debt.........................................       1,051.6                   1,348.5
Reserves for pension and termination indemnities.......         109.9                     108.3
Other non-current liabilities..........................         197.1                     191.7
                                                             --------                 ---------
                                                              1,358.6                   1,648.5
        Total liabilities..............................       3,457.4                   3,341.7

Minority interests.....................................          25.9                      24.7
Capital stock..........................................       1,131.5                   1,112.7
Capital surplus........................................       1,644.3                   1,395.3
Accumulated result.....................................       3,100.2                   2,551.8
Accumulated other comprehensive income.................        (562.9)                   (495.9)
                                                             --------                 ---------
        Shareholders' equity...........................       5,313.1                   4,563.9
                                                             --------                 ---------
        Total liabilities and shareholders' equity.....      $8,796.4                 $ 7,930.3
                                                             ========                 =========


                                      STMicroelectronics N.V.
                           CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                                     (in millions of dollars)

                                                                       Six Months Ended
                                                             July 1, 2000             July 3, 1999
                                                             ------------             ------------
Cash flows from operating activities:

Net income.............................................      $  574.9                 $   227.6
Add (deduct) non-cash items:
      Depreciation and amortization....................         495.0                     389.1
      Other non-cash items.............................          35.3                      (1.1)
      Minority interest in net income of subsidiaries..           1.2                       0.7
      Deferred taxes...................................         (28.1)                     18.2
Change in assets and liabilities:
      Trade receivables................................        (368.3)                    (16.1)
      Inventories......................................         (54.7)                     (1.7)
      Trade payables...................................         148.6                      71.9
      Other assets and liabilites, net.................          71.7                     (14.5)
                                                             --------                 ---------
Net cash from operating activities.....................         875.6                     674.1
Cash flows from investing activities:
Payments for purchases of tangible assets..............      (1,430.6)                   (412.2)
Other investing activities.............................         (58.4)                   (109.8)
Investment in marketable securities....................        (826.0)                      ---
                                                             --------                 ---------
Net cash used in investing activities..................      (2,315.0)                   (522.0)
Cash flows from financing activities:
Proceeds from issuance of long-term debt...............         193.6                      16.0
Repayment of long-term debt............................        (223.9)                    (23.7)
Increase (decrease) in short term facilities...........          52.6                     (92.5)
Capital increase.......................................           7.9                      11.7
Dividends paid.........................................         (26.6)                    (22.9)
                                                             --------                 ---------
Net cash from (used in) financing activities...........           3.6                    (111.4)
Effect of changes in exchange rates....................          (7.2)                    (13.8)
                                                             --------                 ---------
Net cash increase (decrease)...........................      (1,443.0)                     26.9
Cash and cash equivalents at beginning of period.......      $1,823.1                 $ 1,100.7
                                                             --------                 ---------
Cash and cash equivalents at end of period.............      $  380.1                 $ 1,127.6
                                                             ========                 =========


                             STMicroelectronics N.V.

               Notes to Interim Consolidated Financial Statements

1) The accompanying interim consolidated financial statements of STMicroelectronics N.V. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America, consistent in all material respects with those applied in the Annual Report on Form 20-F for the year ended December 31, 1999. Such interim financial information is unaudited, but reflects those adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the interim periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

2) Certain reclassifications of 1999 data have been made to conform to 2000 classifications. The interim financial statements should be read in conjunction with the financial statements incorporated by reference into the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

3) On September 22, 1999, the Company completed an equity offering of 8,970,000 shares of capital stock at $24.875 per share (the "Share Offering"). The net proceeds to the Company in connection with the Share Offering were $216.8 million. On September 22, 1999, the Company also completed a debt offering of $720.9 million aggregate initial principal amount of zero-coupon convertible Liquid Yield OptionTM Notes due 2009 (the "LYONs"), with yield to maturity of 2.4375% per annum (the "LYONs Offering"). The net proceeds to the Company in connection with the LYONs Offering were $708.3 million.

4) As approved by the Annual General Meeting on April 26, 2000, the Company paid an annual cash dividend of $0.03 per share (adjusted for the three-for-one stock split effected in May 2000) on May 4, 2000 to shareholders of record on April 28, 2000. The total dividend paid was $26,603.

5) The shareholders approved a three-for-one stock split and a simultaneous redenomination of the par value of each common share to Euro 1.04. The record date for the stock split was May 5, 2000 and the shares were listed with the new par value starting May 9, 2000.

6) All share and per-share amounts in the accompanying consolidated financial statements have been restated to reflect the stock split.

7) Basic Earnings Per Share is calculated based on net earnings available to common shareholders and the weighted average number of shares outstanding during the reported period. Diluted Earnings Per Share includes additional dilution from potential stock, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of debt. The table below illustrates basic and diluted Earnings Per Share for the periods presented.

4)   In millions except Earnings per Share:

                                                           Three Months Ended            Six Months Ended
                                                           ------------------            ----------------
                                                      July 1, 2000   July 3, 1999   July 1, 2000   July 3, 1999
                                                      ------------   ------------   ------------   ------------
Basic Earnings Per Share:
Net income ........................................   $   336.5      $   122.5      $   574.9      $   227.6
Weighted average share outstanding ................       887.0          856.5          882.6          855.8
Earnings Per Share (basic) ........................   $     0.38     $     0.14     $     0.65     $     0.27

Diluted Earnings Per Share:
Net income ........................................   $   336.5      $   122.5      $   574.9      $   227.6
Interest, net of tax, on convertible debt .........         5.3            2.1           11.1            4.2
Net income, adjusted ..............................   $   341.8      $   124.6      $   586.0      $   231.8
Weighted average shares outstanding ...............       887.0          856.5          882.6          855.8
Dilutive potential of stock options ...............        14.7            6.5           14.7            6.0
Dilutive potential of convertible debt ............        32.8           27.6           36.7           27.6
Weighted average shares outstanding adjusted ......       934.5          890.6          934.0          889.4

Earnings Per Share (diluted) ......................   $     0.37     $     0.14     $     0.63     $     0.26


           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

Results of Operations

         Business Outlook

         Business conditions during the first half of 2000 continued to show a strong recovery which began in 1999 after the difficult environment experienced by the semiconductor industry in 1997 and 1998. Based on preliminary trade association data for the second quarter of 2000, the total available market (the "TAM") and the serviceable available market (which consists of the TAM without DRAMs and opto-electronic products) (the "SAM") increased by 48.2% and 43.5%, respectively, compared to the second quarter of 1999. The Company's net revenues for the second quarter of 2000 were $1,877.3 million, a 57.7% increase over the second quarter of 1999. Second quarter 2000 year-over-year growth in net revenues reflected higher sales in all major product families and applications.

         The Company's net revenues for the second quarter of 2000 increased 10.3% sequentially compared to the first quarter of 2000. Significant sequential net revenue growth was achieved in all key applications. The strongest sequential revenue improvements were posted by Consumer and Telecom applications which achieved sequential revenue increases of 21.9% and 12.3%, respectively, over first quarter levels. Standard & Commodities and Logic & Memories products recorded sequential increases of 17.2% and 14.7%, respectively.

         The accelerating market recovery combined with the structural strength of the Company's product portfolio, which has been developed to provide system-on-chip solutions for high-growth applications, resulted in exceptionally high level of customer demand. The primary drivers of the second quarter revenue growth were continued strong unit demand and improved product mix. Revenues also benefited from greater internal capacity.

         Based on preliminary trade association data for the second quarter of 2000, the Company gained market share against the TAM and the SAM compared with the second quarter of 1999 and remained stable compared to the first quarter of 2000.

         The Company, however, believes increased competition in its core product markets continues to generate pricing pressure and increased challenges for market share in the SAM, resulting in a challenging market environment for the Company. There can be no assurance that the Company will experience revenue growth at or above the growth rate for the TAM or the SAM, or that increased competition in the Company's core product markets will not lead to further price erosion, lower revenue growth rates and lower margins for the Company.

         The Company has seen strong order rates and extended lead times in almost every product category and application served. The Company continued to experience record incoming order rates and backlog levels during the second quarter of 2000. While increasing capacity, over the short term, the Company will continue to maintain the maximum utilization of its manufacturing infrastructure in an effort to respond to customer demand.

         Past investments in research and development and strategic partnerships have enabled the Company to emerge from the recent industry downturn with a technologically advanced product portfolio that redefines its competitive position in key high-growth applications. By benefiting from an improved product mix, better pricing environment and maximized utilization of its worldwide manufacturing facilities, the Company posted a second quarter gross margin in excess of 46%. The Company continued to build its critical research and development investments.

         In the second quarter 2000, the Company was able to post record operating and net profits after absorbing initial start-up costs of more than $42 million relating to the new 8-inch modules in Rousset (France) and Agrate (Italy).

         Increasing order visibility leads the Company to expect that, despite traditional seasonal factors, third quarter revenues should show sequential improvement over the second quarter levels. Additionally, the Company anticipates that its operating margin for the third quarter will be above the record level achieved in the second quarter of this year.

         Some of the above statements contained in this "Business Outlook" and in the rest of this document are forward looking statements that involve a number of risks and uncertainties. In addition to factors discussed herein, among the other factors that could cause actual results to differ materially are the following: general business and economic conditions; the cyclicality of the semiconductor and electronic systems industries; capital requirements and the availability of funding; competition; excess or obsolete inventory and variations in inventory valuation; new product development and technological change, including acceptance of new products by particular market segments; manufacturing risks; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; intellectual property developments, international events and currency fluctuations; problems in obtaining adequate raw materials on a timely basis; and the loss of key personnel. Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in the Company's SEC filings, including in the Prospectuses dated September 16, 1999, could materially affect the Company.

         The table below sets forth information on the Company's net revenues by product group and by geographic region:

                                                         Three Months Ended                         Six Months Ended
                                                     July 1, 2000     July 3, 1999        July 1, 2000         July 3, 1999
                                                     ------------     ------------        ------------         ------------
Net Revenues by Product Group(1):                                                  (in millions)
Telecom, Peripheral & Automotive..............       $     835.6      $   537.7           $ 1,601.5            $  1,068.2
Discrete and Standard ICs.....................             304.4          225.8               577.5                 411.2
Memory Products...............................             357.2          194.5               666.6                 369.7
Consumer & Microcontrollers...................             355.2          202.9               685.4                 399.8
New Ventures Group and Others(2)..............              24.9           29.7                48.5                  55.0
                                                     -----------      ---------           ---------            ----------
           Total..............................       $   1,877.3      $ 1,190.6           $ 3,579.5            $  2,303.9
                                                     ===========      =========           =========            ==========
Net Revenues by Geographic Region:(3)
Europe........................................       $     628.1      $   418.0           $ 1,247.8            $    841.5
North America.................................             448.6          302.1               852.4                 545.8
Asia Pacific..................................             621.9          374.3             1,166.5                 741.4
Japan.........................................             101.1           59.1               181.9                 109.3
Region Five(3)................................              77.6           37.1               130.9                  65.9
                                                     -----------      ---------           ---------            ----------
           Total..............................       $   1,877.3      $ 1,190.6           $ 3,579.5            $  2,303.9
                                                     ===========      =========           =========            ==========

-------------------

(1) In January 1999, the Company implemented organizational changes to better orient its product group to end-use applications. As a result, net revenues have been restated for prior periods to reflect these changes. In addition, the former Dedicated Products Group has become the Telecommunications, Peripherals and Automotive Groups, while the former Programmable Products Group has become the Consumer and Microcontrollers Groups.

(2) Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a center for the Company's new business opportunities.

(3) Revenues are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Net revenues by geographic region have been reclassified to reflect the creation of Region Five in January 1998 which includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India.

         The following table sets forth certain financial data from the Company's consolidated statements of income, expressed in each case as a percentage of net revenues:

                                                      Three Months Ended                Six Months Ended
                                                 July 1, 2000    July 3, 1999      July 1, 2000   July 3, 1999
                                                 ------------    ------------      ------------   ------------
Net sales ...................................       99.5%           99.3%              99.5%          99.2%
Other revenues ..............................        0.5             0.7                0.5            0.8
                                                   ------          ------             ------         ------
     Net revenues ...........................      100.0           100.0              100.0          100.0
Cost of sales ...............................      (53.4)          (60.5)             (55.5)         (61.0)
                                                   ------          ------             ------         ------
     Gross profit ...........................       46.6            39.5               44.5           39.0
                                                   ------          ------             ------         ------
Operating expenses:
Selling, general and administrative .........       (9.4)          (10.9)              (9.4)         (10.8)
Research and development ....................      (13.1)          (17.0)             (13.4)         (17.2)
Other income and expenses ...................       (2.0)            1.2               (1.9)           1.3
                                                   ------          ------             ------         ------
Total operating expenses ....................      (24.5)          (26.7)             (24.7)         (26.7)
                                                   ------          ------             ------         ------
     Operating income .......................       22.1            12.8               19.8           12.3
Net interest income (expense) ...............        0.8             0.5                0.8            0.4
                                                   ------          ------             ------         ------
     Income before income taxes and
     minority interests .....................       22.9            13.3               20.6           12.7
Income tax expense ..........................       (4.9)           (3.0)              (4.5)          (2.8)
                                                   ------          ------             ------         ------
     Income before minority interests .......       18.0            10.3               16.1            9.9
Minority interests ..........................       (0.1)             --                 --             --
                                                   ------          ------             ------         ------
     Net income .............................       17.9%           10.3%              16.1%           9.9%
                                                   ======          ======             ======         ======



Second Quarter 2000 vs Second Quarter 1999

         During the second quarter of 2000, the semiconductor industry continued the recovery already registered in the first quarter of 2000. Based on preliminary trade association data for the second quarter of 2000, the TAM and the SAM increased by 48.2% and 43.5% respectively, compared to the second quarter of 1999. The Company increased net revenues, operating income and net income by 57.7%, 172.7% and 174.7% respectively.

         Net revenues. Net sales increased 58.0%, from $1,182.4 million in the second quarter of 1999 to $1,868.5 million in the second quarter of 2000. In comparison with second quarter 1999, second quarter 2000 sales increased due to volume partially offset by lower prices. Other revenues, consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income, increased from $8.2 million in the second quarter of 1999 to $8.8 million in the second quarter of 2000 due primarily to an increase in co-development contract services. Net revenues increased 57.7%, from $1,190.6 million in the second quarter of 1999 to $1,877.3 million in the second quarter of 2000.

         The Telecom, Peripheral & Automotive Groups' net revenues increased 55.4% primarily as a result of higher sales of wireless telecommunications, computer products such as data storage and printer products, and automotive products. The Discrete and Standard ICs Group's net revenues increased 34.8% due to volume increases in standard commodities, transistors, discrete and standard logic products. This volume increase more than offset the price decline which continued in all major product families. Net revenues of the Memory Products Group increased 83.7% as a result of strong volume increase in flash memories, smart card, EEPROM and NV RAM. The Consumer & Microcontrollers Groups' net revenues rose by 75.0% due to the strong growth in sales of digital consumer applications and imaging products.

         Gross profit. The Company's gross profit increased 86.0%, from $470.7 million in the second quarter of 1999 to $875.7 million in the second quarter of 2000. As a percentage of net revenues, gross profit increased to 46.6% in the second quarter of 2000 compared to 39.5% in the second quarter of 1999. This improvement was mainly due to improved manufacturing efficiency and higher plant utilization and associated production volume increases.

         Cost of sales increased from $719.9 million in the second quarter of 1999 to $1,001.6 million in the second quarter of 2000, principally due to an increase in production volume, the increased depreciation associated with new capital investments and the increase in purchases of wafers from external foundries.

         The impact of changes in exchange rates on gross profit in the second quarter of 2000 compared to the second quarter of 1999 was estimated to be favorable since the appreciation of the U.S. dollar versus the European currencies generated a positive impact on the cost of sales. See "Impact of Changes in Exchange Rates." Cost of sales in the second quarter of 1999 and the second quarter of 2000 were net of $0.8 million and $0.5 million, respectively, of funds received through government subsidies to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased 35.9 %, from $130.3 million in the second quarter of 1999 to $177.1 million in the second quarter of 2000 due primarily to increased efforts in the marketing area. As a percentage of net revenues, selling, general and administrative expenses decreased from 10.9% in the second quarter of 1999 to 9.4% in the second quarter of 2000.

         Research and development expenses. Research and development expenses increased 20.9%, from $202.8 million in the second quarter of 1999 to $245.1 million in the second quarter of 2000. The Company continued to invest heavily in research and development and plans to continue increasing its research and development staff so as to increase research and development activities. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses decreased from 17.0% in the second quarter of 1999 to 13.1% in the second quarter of 2000.

         Other income and expenses. Other income and expenses represents the net effect of certain income items and expenses. It includes primarily funds received from government agencies in connection with the Company's research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property, including goodwill amortization related to recent acquisitions, and miscellaneous revenues and expenses. In the second quarter of 2000, the net effect of these items resulted in expenses of $37.7 million compared to income of $14.9 million in the second quarter of 1999. This decrease resulted primarily from an increase in the cost of new plant start-ups, lower funds received from government agencies in connection with the Company's research and development programs and increased goodwill amortization.

         Operating income. The Company's operating income increased 172.7%, from $152.5 million in the second quarter of 1999 to $415.8 million in the second quarter of 2000, primarily as a result of the increase in net revenues and offset, in part, by higher research and development expenses, selling, general and administrative expenses and other expenses. The exchange rate impact on operating income was estimated to be favorable, since the appreciation of the U.S. dollar generated a favorable impact on cost of sales and operating expenses.

         Net interest income (expense). Net interest income increased from $6.0 million in the second quarter of 1999 to $14.0 million in the second quarter of 2000 as a result of the increase in cash and cash equivalents following the Share Offering and the LYONs Offering completed on September 22, 1999.

         Income tax expense. Provision for income tax was $35.4 million in the second quarter of 1999 compared to $92.7 million in the second quarter of 2000, as a result of the increase in income before income taxes and minority interests. The effective tax rate decreased from 22.3% in the second quarter of 1999 to 21.6% in the second quarter of 2000. The favorable 2000 rate was mainly due to the application of benefits in certain countries. As such benefits may not be available after 2000, the effective tax rate could increase in the coming years.

         Net income. Net income for the period reached $336.5 million, 174.7% above last year's second quarter levels of $122.5 million. Diluted earnings per share for the 2000 second quarter was $0.37, a 164.3% increase compared to $0.14 for the corresponding 1999 period and a 42.3% increase compared to $0.26 for the prior quarter. All per share figures have been adjusted to reflect the 2-for-1 split stock effected in June 1999 and the 3-for-1 stock split effected in May 2000.

First Half 2000 vs First Half 1999

         During the first half of 2000, the semiconductor industry continued the recovery already registered during 1999. Based on preliminary trade association data for the first half of 2000, the TAM and the SAM increased by 41.2% and 38.6% respectively, compared to the first half of 1999. The Company increased net revenues, operating income and net income by 55.4%, 149.3% and 152.6% respectively.

         Net revenues. Net sales increased 55.8%, from $2,286.0 million in the first half of 1999 to $3,562.2 million in the first half of 2000. In comparison with first half 1999, the first half 2000 sales increase was mainly due to higher volume and improved product mix. Other revenues consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income decreased from $17.9 million in the first half of 1999 to $17.3 million in the first half of 2000. Net revenues increased 55.4%, from $2,303.9 million in the first half of 1999 to $3,579.5 million in the first half of 2000.

         The Telecommunications, Peripherals & Automotive Groups' net revenues increased 49.9% compared with the first half of 1999 primarily as a result of higher volume of wireless telecommunications, data storage, wireline, automotive and computer products such as printer products. The Discrete and Standard ICs Group's net revenues increased 40.4% due to volume increases in transistors, standard commodities, discrete and standard logic products. This volume increase more than offset some price declines which continued in all major product families. Net revenues of the Memory Products Group increased 80.3% as a result of strong volume increase mainly in flash memories and smart card. The Consumer & Microcontrollers Groups' net revenues rose by 71.4% due to the strong volume growth in sales of digital consumer applications and imaging products partially offset by a decline in prices.

         Gross profit. The Company's gross profit increased 77.3%, from $898.6 million in the first half of 1999 to $1,592.8 million in the first half of 2000. As a percentage of net revenues, gross profit increased to 44.5% in the first half of 2000 compared to 39.0% in the first half of 1999. This improvement was mainly due to improved product mix and the Company's ability to maximize the utilization of its worldwide manufacturing facilities.

         Cost of sales increased from $1,405.3 million in the first half of 1999 to $1,986.7 million in the first half of 2000, principally due to an increase in production volume, the increased depreciation associated with new capital investments and the increase in purchases of wafers from external foundries.

         The impact of changes in exchange rates on gross profit in the first half of 2000 compared to the first half of 1999 was estimated to be favorable since the appreciation of the U.S. dollar versus the European currencies generated a positive impact on the cost of sales. See "Impact of Changes in Exchange Rates." Cost of sales in the first half of 1999 and the first half of 2000 was net of $1.6 million and $2.1 million, respectively, of funds received through government subsidies to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased 35.0%, from $249.4 million in the first half of 1999 to $336.6 million in the first half of 2000 due primarily to increased efforts in the marketing and the information technology areas. As a percentage of net revenues, selling, general and administrative expenses decreased from 10.8% in the first half of 1999 to 9.4% in the first half of 2000.

         Research and development expenses. Research and development expenses increased 21.1%, from $396.4 million in the first half of 1999 to $480.2 million in the first half of 2000. The Company continued to invest heavily in research and development and plans to continue increasing its research and development staff so as to increase research and development activities. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses decreased from 17.2% in the first half of 1999 to 13.4% in the first half of 2000.

         Other income and expenses. Other income and expenses represents the net effect of certain income items and expenses. It includes primarily funds received from government agencies in connection with the Company's research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property, including goodwill amortization related to recent acquisitions, and miscellaneous revenues and expenses. In the first half of 2000, the net effect of these items resulted in expenses of $68.2 million compared to income of $31.1 million in the first half of 1999. This decrease resulted primarily from an increase in the cost of new plant start-ups; in addition, higher patent expenses, lower funds received from government agencies in connection with the Company's research and development programs and higher goodwill amortization contributed to the increase in expenses.

         Operating income. The Company's operating income increased 149.3%, from $283.9 million in the first half of 1999 to $707.8 million in the first half of 2000, primarily as a result of the increase in net revenues which was offset, in part, by higher research and development expenses, selling, general and administrative expenses and higher other expenses. The exchange rate impact on operating income was estimated to be favorable, since the appreciation of the U.S. dollar generated a favorable impact on cost of sales and operating expenses.

         Net interest income (expense). Net interest income increased from $9.7 million in the first half of 1999 to $30.4 million in the first half of 2000 as a result of the favorable cash position following the Share Offering and the LYONs Offering completed on September 22, 1999.

         Income tax expense. Provision for income tax increased from $65.3 million in the first half of 1999 to $162.1 million in the first half of 2000, as a result of the increase in income before income taxes and minority interests. The effective tax rate marginally decreased from 22.2% in the first half of 1999 to 22.0% in the first half of 2000. The favorable 2000 rate was mainly due to the application of benefits in certain countries. As such benefits may not be available after 2000, the effective tax rate could increase in the coming years.

         Net income. Net income for the period reached $574.9 million, 152.6% above last year's second half levels of $227.6 million. Diluted earnings per share for the first half of 2000 was $0.63, a 142.3% increase compared to $0.26 for the corresponding 1999 period. All per share figures have been adjusted to reflect the 2-for-1 split stock effected in June 1999 and the 3-for-1 stock split in May 2000.

Impact of Changes in Exchange Rates

         The appreciation registered by the U.S. dollar in the first half of 2000 against the principal European and Asian currencies (excluding the Japanese yen, which appreciated compared to the U.S. dollar) that have a material impact on the Company resulted in an estimated favorable impact on results of operations for the first half of 2000, because of the favorable impact on cost of sales and operating expenses.

Liquidity and Capital Resources

         On September 22, 1999, the Company completed an equity offering of 8,970,000 shares of capital stock at $24.875 per share (the "Share Offering"). The net proceeds to the Company in connection with the Share Offering were $216.8 million. On September 22, 1999, the Company also completed a debt offering of $720.9 million aggregate initial principal amount of zero-coupon convertible Liquid Yield OptionTM Notes due 2009 (the "LYONs"), with yield to maturity of 2.4375% per annum (the "LYONs Offering"). The net proceeds to the Company in connection with the LYONs Offering was $708.3 million. The Company had a negative net financial position (cash, cash equivalents and marketable securities net of total debt) at July 1, 2000 of $5.1 million compared to a positive net financial position of $351.4 million at December 31, 1999. Cash and cash equivalents and marketable securities was $1,206.1 million at July 1, 2000 compared to $1,823.1 million at December 31, 1999.

         The Company's net cash generated from operations totaled $875.6 million in the first half of 2000, compared to $674.1 million in the first half of 1999. Capital expenditure payments totaled $1,430.6 million in the first half of 2000 compared to $412.2 million in the same period of the previous year. Net cash used in investing activities increased from $522.0 million in the first half of 1999 to $2,315.0 million in the first half of 2000 primarily due to an increase in payment for tangible assets and in investment in marketable securities. Net operating cash flows (cash flows from operating activities less cash flows from investing activities) in the first half of 2000 was negative of $1439.4 million in comparison with the positive amount of $152.1 million of the first half of 1999. The negative variation was primarily a result of the significant increase in capital investments and marketable securities. Net cash from financing activities increased and became positive as a result of an increase of the proceeds from issuance of long-term debt and an increase in short-term facilities mainly offset by repayment of long-term debt.

         At July 1, 2000, the aggregate amount of the Company's long-term credit facilities was approximately $1,152.6 million, and the aggregate amount of the Company's short-term facilities was approximately $906.6 million, of which approximately $58.6 million of indebtedness was outstanding. At July 1, 2000, the Company had approximately $101.0 million of long-term indebtedness that will become due within one year and expects to fund such debt repayments from available cash.

         The Company expects to have significant capital requirements in the coming years, and is expecting capital expenditure for 2000 to exceed $3 billion, largely surpassing 1999 levels. This record level of investment in capacity is designed to enable the Company to take full advantage of growth opportunities during the actual market recovery. In addition, the Company intends to continue to devote a substantial portion of its net revenues to research and development. The Company plans to fund its capital requirements from cash from operations, available funds, available support from third parties (including state support), borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. There can be no assurance that additional financing will be available as necessary to fund the Company's working capital requirements, research and development, industrialization costs or expansion plans, or that any such financing, if available, will be on terms acceptable to the Company.

Euro Conversion

         On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing national currencies and the euro. The participating countries agreed to adopt the euro as their common legal currency on that date. Until January 1, 2002, either the euro or a participating country's present currency (a "national currency") will be accepted as legal currency. On January 1, 2002, euro-denominated bills and coins will be issued and national currencies will be withdrawn from circulation during the subsequent six months. The Company does not expect that the introduction and use of the euro will materially affect its foreign exchange activities, or its use of derivatives and other financial instruments, or will result in any material increase in costs to the Company. The Company will continue to assess the impact of the introduction of the euro currency over the transition period as well as the period subsequent to the transition, as applicable.

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

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2000                   STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer